# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProPetro Holding Corp., CIK 0001680247
CUSIP: 74347M108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: One Marienfeld Place, 110 North Marienfeld, Suite 300, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 07/06/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001348145

## Reporting persons
- VR Advisory Services Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,024,019; shared voting power 0; sole dispositive power 7,024,019; shared dispositive power 0; aggregate amount beneficially owned 7,024,019 (5.7% of the class)
- VR Global Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,024,019; shared voting power 0; sole dispositive power 7,024,019; shared dispositive power 0; aggregate amount beneficially owned 7,024,019 (5.7% of the class)
- VR Capital Participation Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,024,019; shared voting power 0; sole dispositive power 7,024,019; shared dispositive power 0; aggregate amount beneficially owned 7,024,019 (5.7% of the class)
- VR Capital Group Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,024,019; shared voting power 0; sole dispositive power 7,024,019; shared dispositive power 0; aggregate amount beneficially owned 7,024,019 (5.7% of the class)
- VR Capital Holdings Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,024,019; shared voting power 0; sole dispositive power 7,024,019; shared dispositive power 0; aggregate amount beneficially owned 7,024,019 (5.7% of the class)
- Deitz Richard: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 7,024,019; shared voting power 0; sole dispositive power 7,024,019; shared dispositive power 0; aggregate amount beneficially owned 7,024,019 (5.7% of the class)

## Item 1. Issuer
Name of issuer: ProPetro Holding Corp.
Address of issuer's principal executive offices: One Marienfeld Place, 110 North Marienfeld, Suite 300, Midland, Texas, 79701

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) VR Global Partners, L.P. (the "Fund");

(ii) VR Advisory Services Ltd ("VR");

(iii) VR Capital Participation Ltd. ("VRCP");

(iv) VR Capital Group Ltd. ("VRCG");

(v) VR Capital Holdings Ltd. ("VRCH"); and

(vi) Richard Deitz.
Address of principal business office or, if none, residence:
For the Fund, VRCP, VRCG and VRCH: c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For VR: 601 Lexington Avenue, 59th Floor, New York, New York, 10022, USA

For Mr. Deitz: The Kensington Building, 1 Wrights Lane, Fourth Floor, London W8 5RY, United Kingdom
Citizenship:
(i) The Fund is a Cayman Islands exempted limited partnership;

(ii) VR is a Cayman Islands exempted company;

(iii) VRCP is a Cayman Islands exempted company;

(iv) VRCG is a Cayman Islands exempted company;

(v) VRCH is a Cayman Islands exempted company; and

(vi) Mr. Deitz is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,024,019 shares of Common Stock of ProPetro Holding Corp. (the "Issuer") reported as beneficially owned herein are directly held by the Fund. VR, as the general partner and investment adviser of the Fund, may be deemed to exercise voting and investment power over the 7,024,019 shares of Common Stock held by the Fund and thus may be deemed to beneficially own such shares of Common Stock. VRCP, as the sole shareholder of VR, also may be deemed to beneficially own the 7,024,019 shares of Common Stock held by the Fund. VRCG, as the sole shareholder of VRCP, also may be deemed to beneficially own the 7,024,019 shares of Common Stock held by the Fund. VRCH, as the sole shareholder of VRCG, also may be deemed to beneficially own the 7,024,019 shares of Common Stock held by the Fund. Mr. Deitz, as the control person of VR and VRCP, also may be deemed to beneficially own the 7,024,019 shares of Common Stock held by the Fund.
Percent of class:
As of the date hereof, each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz may be deemed to beneficially own 7,024,019 shares of Common Stock of the Issuer, representing approximately 5.7% of the shares of Common Stock outstanding.

The above percentages are based on 122,616,976 shares of Common Stock reported as outstanding as of April 24, 2026, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on April 30, 2026.
Sole power to vote or to direct the vote: 7024019
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 7024019
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- VR Advisory Services Ltd: /s/ Emile du Toit, Emile du Toit / Authorized Person (07/10/2026)
- VR Global Partners, L.P.: /s/ Emile du Toit, Emile du Toit / Authorized Person of VR Advisory Services Ltd, its general partner (07/10/2026)
- VR Capital Participation Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (07/10/2026)
- VR Capital Group Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (07/10/2026)
- VR Capital Holdings Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (07/10/2026)
- Deitz Richard: /s/ Richard Deitz, Deitz Richard / Self (07/10/2026)